UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)
BioMimetic Therapeutics, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
09064X101

(CUSIP Number)
Thorkil Kastberg Christensen
Novo A/S
Krogshojvej 41
Bagsvaerd, Denmark DK-2880

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 29, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	09064X101

1	NAME OF REPORTING PERSONS. I.R.S.Identification Nos. of above persons (entities only). NOVO A/S

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark

	7	SOLE VOTING POWER

NUMBER OF		2,889,299*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,889,299*

WITH	10	SHARED DISPOSITIVE POWER

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,889,299*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

15.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
* Thomas Dyrberg, a partner of Novo A/S, resigned as a member of the board of directors of BioMimetic Therapeutics, Inc. effective June 21, 2007. Dr. Dyrberg disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein arising as a result of his engagement with Novo A/S. The board of directors of Novo A/S has sole voting and investment control over these shares. The Board of Directors of Novo A/S is comprised of Ulf J. Johansson, Jorgen Boe, Goran Ando and Hans Werdelin, none of whom has individual voting or investment power with respect to such shares and each disclaims beneficial ownership of the shares held by Novo A/S.

SCHEDULE 13D
This Amendment No. 2 to Schedule 13D amends and supplements the information set forth in the Schedule 13D filed with the Securities and Exchange Commission by Novo A/S on March 15, 2007, as amended by Amendment No. 1 to the Schedule 13D filed on July 9, 2008 (the Schedule 13D, as amended, is referred to herein as “Schedule 13D”).
Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to such terms in Schedule 13D.
The following Items of the Schedule 13D are hereby amended as follows:
Item 3 — Source and Amount of Funds or Other Consideration
Item 3 is hereby amended by adding the following:
On April 25, 2008, Novo A/S purchased 11,392 shares of Issuer common stock. The aggregate purchase price was $114,453.99.
On April 28, 2008, Novo A/S purchased 44,200 shares of Issuer common stock. The aggregate purchase price was $437,278.40.
On April 29, 2008, Novo A/S purchased 253,693 shares of Issuer common stock. The aggregate purchase price was $2,488,630.06.
On April 30, 2008, Novo A/S purchased 20,900 shares of Issuer common stock. The aggregate purchase price was $207,317.58.
On May 1, 2008, Novo A/S purchased 28,118 shares of Issuer common stock. The aggregate purchase price was $289,521.75.
On May 2, 2008, Novo A/S purchased 700 shares of Issuer common stock. The aggregate purchase price was $7,350.00.
On May 5, 2008, Novo A/S purchased 39,182 shares of Issuer common stock. The aggregate purchase price was $416,502.98.
On May 6, 2008, Novo A/S purchased 45,400 shares of Issuer common stock. The aggregate purchase price was $467,595.99.
On May 7, 2008, Novo A/S purchased 25,300 shares of Issuer common stock. The aggregate purchase price was $262,382.38.
On May 8, 2008, Novo A/S purchased 15,700 shares of Issuer common stock. The aggregate purchase price was $163,243.16.
On May 9, 2008, Novo A/S purchased 25,100 shares of Issuer common stock. The aggregate purchase price was $274,796.99.

On May 13, 2008, Novo A/S purchased 7,843 shares of Issuer common stock. The aggregate purchase price was $86,231.00
The purchase price paid by Novo A/S for the April 25, 2008, April 28, 2008, April 29, 2008, April 30, 2008, May 1, 2008, May 2, 2008, May 5, 2008, May 6, 2008, May 7, 2008, May 8, 2008, May 9, 2008 and May 13, 2008 transactions came from the working capital.
Item 5 — Interest in Securities of the Issuer
Item 5 is hereby amended and restated as follows:
(a) Based upon 18,518,680 shares of Issuer common stock outstanding on May 5, 2008 (according to information provided by the Issuer in its SEC filings), Novo A/S beneficially owns 2,889,299 shares of Issuer common stock, which constitute approximately 15.6% of the common stock of the Issuer as calculated in accordance with Rule 13d-3(d)(1).
Except as described in this Schedule 13D, none of the persons or entities listed on Schedule I beneficially owns any common stock of the Issuer.
(b) Novo A/S holds the sole power to direct the vote as to, and to direct the disposition of, 2,889,299 shares of Issuer common stock.
Except as described in this Schedule 13D, none of the persons or entities listed on Schedule I has the power to direct the vote as to, or the disposition of , any common stock of the Issuer. what
(c) Except as set forth in this Schedule 13D, Novo A/S has not effected any transactions in Issuer common stock within the past 60 days and none of the persons or entities listed on Schedule I has effected any transactions in Issuer common stock within the past 60 days.
(d) Novo A/S does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Issuer common stock beneficially owned by the Reporting Persons.
(e) Not applicable.

SCHEDULE 13D
Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Novo A/S

May 20, 2008 Date

/s/ Thorkil Kastberg Christensen Signature

Thorkil Kastberg Christensen
Novo A/S
Chief Financial Officer